SECUI 09059350 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
67758

SEC Mail Processing

JAN 30 2009

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 4 2007 (MM/DD/YY) AND ENDING November 30 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KINGDOM OF ENGLAND
CITY OF LONDON

Signature

CEO

Title

Notary Public

RYAN EDWARD RONALD MOODY
Notary Public of London, England
My commission expires with life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Alan John Haig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KINGDOM OF ENGLAND
CITY OF LONDON

Signature

Chief Financial Officer
Title

Notary Public

RYAN EDWARD RONALD MOODY
Notary Public of London, England
My commission expires with life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAP USA, L.P.

Financial Statements

November 30, 2008

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners
FAP USA, L.P.:

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the Partnership), as of November 30, 2008, and the related statements of operations, changes in partners' equity, and cash flows for the period from October 2, 2007 (commencement of operations) through November 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAP USA, L.P. as of November 30, 2008, and the results of its operations and its cash flows for the period from October 2, 2007 (commencement of operations) through November 30, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 26, 2009

FAP USA, L.P.

Statement of Financial Condition

As of November 30, 2008

Assets		
Cash and cash equivalents	$	69,028
Prepaid fees and other		16,349
Property and equipment, net of accumulated depreciation of $9,969		76,422
Security deposit		21,668
Total assets	$	183,467
Liabilities and Partners' Equity		
Accounts payable and accrued expenses	$	22,126
Due to affiliate		16,868
Total liabilities		38,994
Partners' equity		144,473
Total liabilities and partners' equity	$	183,467

See accompanying notes to financial statements.

FAP USA, L.P.

Statement of Operations

For the period from October 2, 2007 (Commencement of Operations) through November 30, 2008

Revenue:	
Other revenue	$ 185
Total revenue	185
Expenses:	
Employee compensation and benefits	467,328
Communications	14,863
Professional fees	118,423
Occupancy and equipment	172,469
Travel and entertainment	18,818
Organizational expenses	270,280
Other operating expenses	128,807
Total expenses	1,190,988
Net loss	$ (1,190,803)

See accompanying notes to financial statements.

FAP USA, L.P.

Statement of Changes in Partners' Equity

For the period from October 2, 2007 (Commencement of Operations) through November 30, 2008

Partners' equity, beginning of the period	$ —
Contributions	1,335,276
Distribution	—
Net loss	(1,190,803)
Partners' equity, end of the period	$ 144,473

See accompanying notes to financial statements.

FAP USA, L.P.

Statement of Cash Flows

For the period from October 2, 2007 (Commencement of Operations) through November 30, 2008

Cash flows from operating activities:	
Net loss	$ (1,190,803)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	9,969
Contribution of organizational expenses	56,637
Increase in prepaid fees and other	(16,349)
Increase in security deposits	(21,668)
Increase in accounts payable and accrued expenses	22,126
Increase in payable to affiliate	16,868
Total adjustments	67,583
Net cash used in operating activities	(1,123,220)
Cash flows from investing activities:	
Purchase of property and equipment	(27,792)
Net cash used in investing activities	(27,792)
Cash flows from financing activities:	
Contribution of capital	1,220,040
Net cash provided by financing activities	1,220,040
Net increase in cash	69,028
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$ 69,028

See accompanying notes to financial statements.

(1) Nature of Operations

FAP USA, L.P. (the Partnership) is a Delaware partnership owned by FAP Gen Par, LLC and First Avenue Partners LLP, a United Kingdom entity. The Partnership was incorporated in the state of Delaware on February 14, 2007 and commenced operations on October 2, 2007. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Partnership business activities are expected to include acting as a third party marketer of foreign securities and raising capital for hedge funds, private equity funds and the real estate sectors.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Partnership recognizes revenue using two methods. Revenue generated for capital placement into hedge funds is computed as a percentage of capital raised relative to total capital of the fund, with that percentage applied against fees paid to the hedge fund manager on an ongoing basis. Revenue generated for capital raised for the real estate sector is computed based on a combination of retainer fees and fees based on a percentage of capital raised. The remainder is paid over a two year period following closing. No revenue was earned related to these activities for the period from October 2, 2007 through November 30, 2008.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Partnership considers all cash accounts which are not subject to withdrawal restrictions or penalties and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition.

The Partnership has deposits in a financial institution. Financial institutions insure deposits with the Federal Depositary Insurance Corporation (FDIC) up to $250,000 for each depositor.

(c) Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(d) Income Taxes

The Partnership is limited partnership. As such, it is a passthrough entity for tax purposes and is not subject to any federal taxes on its income. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership. UBT was calculated using currently enacted tax laws and rates, and recorded as an expense on the book of the Partnership, in accordance with the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* (SFAS No. 109). The Partnership at November 30, 2008 has no tax liability due to the loss generated from operations.

(Continued)

(e) ***Depreciation and Amortization***

Depreciation of furniture, fixtures and office equipment is recorded on a straight-line basis over the useful lives of the related assets, generally three to seven years. Amortization of leasehold improvements is recorded on a straight-line basis over the term of the lease.

(3) Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 12.5% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2008 the Partnership had a net capital of $30,034, which represented an excess of $25,034 over the minimum net capital requirement of $5,000.

(4) Related Party Transactions

Expenses due to affiliate at year end are $16,868. This amount represents organizational legal expenses paid by the affiliate on behalf of the Partnership.

(5) Partners' Equity

On October 2, 2007, the FAP GEN PAR LLC, as General Partner, contributed $10,000 cash for an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner, contributed $1,105,236 of which $990,000 cash was for an initial capital contribution, and the remaining amount was comprised of payment for organizational costs, furniture and fixtures and equipment. In addition, First Avenue Partners LLP has also, made capital contributions of $220,040 during the year.

(6) Commitments

At November 30, 2008, minimum future rentals under noncancelable leases principally for office facilities approximated $97,500. The lease term ends August 2009.

(7) Property and Equipment

Property and equipment consisted of the following:

Furniture and fixtures	$	46,903
Equipment		16,824
Computers		16,304
Leasehold improvements		6,360
Total		86,391
Less accumulated depreciation and amortization		(9,969)
Total	$	76,422

Depreciation and amortization expense for the period from October 2, 2007 through November 30, 2008 was $9,969.

(8) Financial Support

The Partnership has an agreement with First Avenue Partners, LLP, whereby First Avenue Partners, LLP has committed to provide financial support to the Partnership in a means sufficient for the Partnership to satisfy its obligations when due and fund its operations as needed and will satisfy, on a timely basis all liabilities and obligations of the Partnership that the Partnership is unable to satisfy when due, until at least December 1, 2009.

Schedule I

FAP USA, L.P.

Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1

As of November 30, 2008

Total partner's equity	$	144,473
Less:		
Nonallowable assets and deductions		114,439
Haircuts on security positions		—
Net capital under SEC Rule 15c3-1		30,034
Less minimum net capital requirement – the greater of 12.5% of aggregate indebtedness of $4,874 or $5,000		(5,000)
Net capital in excess of minimum requirement	$	25,034
Aggregate indebtedness	$	38,994

There were no material reconciling items per this report and the most recent quarterly filing by the Partnership of Part II of the Focus Report, filed December 22, 2008, with respect to the computation of Net Capital pursuant to Rule 15c3-1.

See accompanying independent auditors' report.

FAP USA, L.P.

Computation of Reserve Requirements
Pursuant to Net Capital Rule 15c3-3

Year ended November 30, 2008

The Partnership is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

See accompanying independent auditors' report.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners
FAP USA, L.P.:

In planning and performing our audit of the financial statements of FAP USA, L.P. (the Partnership), as of and for the period from October 2, 2007 (commencement of operations) through November 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 26, 2009

KPMG

FAP USA, L.P.

Financial Statements

November 30, 2008

(With Independent Auditors' Report Thereon)